EXHIBIT 99.1

HEALTHESSENTIALS SOLUTIONS, INC.

I, Michael R. Silver, M.D., hereby acknowledge that I have received and reviewed the Registration Statement on Form S-1 in which this Consent is included as an Exhibit (the “Registration Statement”), relating to the initial public offering (the “Offering”) of shares of Common Stock, par value $.00001 per share, of HealthEssentials Solutions, Inc. (the “Company”), as well as a biographical description of me contained in the Registration Statement and in the Prospectus which forms a part thereof. I hereby consent to serve as a member of the Board of Directors of the Company upon completion of the Offering and to being named a Director Nominee in the Registration Statement and in the Prospectus which forms a part thereof, including any amendments thereto.

/s/ Michael R. Silver, M.D.
Michael R. Silver, M.D.

September 2, 2004